Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vestaboard, Inc.
380 Portage Avenue
Palo Alto, CA 94306
https://www.vestaboard.com/

Up to $2,474,974.48 in Series Seed 3-B Preferred Stock at $2.92
Minimum Target Amount: $9,998.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vestaboard, Inc.
Address: 380 Portage Avenue, Palo Alto, CA 94306
State of Incorporation: DE
Date Incorporated: August 05, 2015

Terms:

Equity

Offering Minimum: $9,998.08 | 3,424 shares of Series Seed 3-B Preferred Stock
Offering Maximum: $2,474,974.48 | 847,594 shares of Series Seed 3-B Preferred Stock
Type of Security Offered: Series Seed 3-B Preferred Stock
Purchase Price of Security Offered: $2.92
Minimum Investment Amount (per investor): $511.00

Voting Rights of Securities Sold in this Offering

The shares you are purchasing in this offering contain no voting rights and also contain a grant of proxy. You will acknowledge that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities during the subscription process. Upon the Closing, an investor in the offering will appoint and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the undersigned's true and lawful proxy. Please review the offering materials for more details in the Company Securities section.

Investment Incentives

Early Platinum – Invest $10,000 or more by February 29 and receive 10% bonus shares, private updates about the Vestaboard product roadmap and a chance to order our next released product, when and if released, first.

Early Gold – Invest any amount between February 2nd, 2024, and February 14th, 2024, and receive 10% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

Early Silver – Invest any amount between February 15th, 2024, and February 21st, 2024, and receive 8% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

Early Bronze – Invest any amount between February 22nd, 2024, and February 29th, 2024, and receive 6% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Vestaboard, Inc. is the designer and maker of Vestaboard, a modern smart messaging display that can be controlled from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. Since beginning mass production in December of 2020, the Company has grown from $1 million in revenue to over $10 million in 2022. Vestaboard has shipped over 10,000 units of its flagship product, Vestaboard, and Vestaboard White in its history as of November, 2023.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue.

Competitors and Industry

The global smart display and smart signage market is expected to grow from USD $2.3 billion in 2022 to USD $9.7 billion by 2027, at a CAGR of 33.4% (MarketsandMarkets, 2022. Smart Display Market - Global Forecast to 2027). Vestaboard's unique split-flap display for its flagship product distinguishes Vestaboard from digital display technologies such as LCD, LED and OLED, which dominate the market. Both the smart display and smart signage markets are competitive. Vestaboard will compete with large and established companies including Amazon, Samsung and Google for smart displays inside the home, and with large and established companies including LG, HP and NEC for smart signage in a wide range of workplaces, including hospitality, workplaces and retail. In addition, there are many new entrants to both markets.

Current Stage and Roadmap

Prior history

From 2015 through 2020 the Company was in research & development. In considering how to build Vestaboard the Company evaluated a wide range of mediums for smart displays including eInk and LED. Vestaboard spent a significant portion of its time creating and designing the character unit of Vestaboard, a core component of Vestaboard. Vestaboard is comprised of 64 character units which it calls "Bits", a motor, housing, and electronics. The Company made and tested several iterations of the product before settling on a final design that could be manufactured at a reasonable cost.

The Company shipped its first units to its earliest backers in August 2020 and began production in November 2020. As of November 2023, the Company had shipped over 10,000 of its flagship product, Vestaboard, and Vestaboard White units in its history. The Company recognized over $10 million in revenue in 2022, including product, software, shipping, and other services such as installation and warranty. The Company realized approximately $9 million in sales in 2022 and approximately $11 million in sales in 2023. The Company reported gross margin of 27% in 2022 and estimates its gross margin in 2023 to be 36%, based on selling price and expected cost of goods sold.

*Sales represents the dollar value of sales of our products to customers at the time a customer purchases the product. We use sales as a measurement of whether we are growing demand for Vestaboard's products and services. Revenue represents the recognition of revenue from those sales when we deliver the product to the customer. Since we operated on a pre-order basis from 2018 through 2022, the financial statements for 2022 and prior years include significant recognized revenue based on sales in prior periods. Moreover, whenever we sell our software Vestaboard+ or service agreements we do so on terms such as one or three years and those sales are also recognized as revenue over the term of the service provided.

Future Roadmap

Our plan is as follows:

1. Grow demand for Vestaboard's flagship product this year and beyond.

2. Invest in our software platform and grow recurring revenue.

3. Introduce new affordable types of displays and display technology that scale our business and recurring software revenue.

The Team

Officers and Directors

Name: Dorrian Porter

Dorrian Porter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and President, Sole Director
  Dates of Service: August, 2015 - Present
  Responsibilities: Overall leadership and running of the business. In 2020, the Company advanced funds to Mr. Porter as a loan. Please refer to the Related Party Section of this Offering Memo for further details. Mr. Porter commits a full-time schedule to Vestaboard. Effective December 31, 2020, the Company's founder is being paid an annual salary of $200,000 plus an acceptance bonus of $25,000. For the years ended December 31, 2022 and 2021, the Company founder's salary was $230,000 and $225,000, including bonuses, respectively. In 2023, the board and non-interested shareholders approved a salary of $275,000. In his role, Dorrian also manages financial decisions for the company and oversees the company's third party vendor financial firm.

Other business experience in the past three years:

- Employer: Museum of Craft and Design

Title: Board Member / Chair of the Board
Dates of Service: July, 2015 - June, 2021
Responsibilities: Joined the board of Museum of Craft and Design in July 2015 and served as Chair of the Board from October 2016 to November 2019. The Museum's members, supporters and visitors value designers, makers, and artists who are risk takers and seek to inspire the world.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to more equity capital and credit in order to support our working capital requirements as we grow. It is a difficult environment for start-up to obtain credit on favorable terms. If we cannot obtain equity capital or credit when we need it, we could be forced to modify our growth plans, or take some other action. Issuing more equity will likely require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations senior to those of your Preferred Stock investment as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Preferred Stock issued in this offering or may be issued at a lower price per share.. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to include terms favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that the second product may never be an operational product or that the second product may never be launched. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have only just begun research and development of our second product. Delays or cost overruns in the development of the second product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Furthermore, you acknowledge that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. Upon the Closing, you will appoint, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the undersigned's true and lawful proxy.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Your non-voting shares will also be subject to a proxy held by the then CEO of the Company.

Insufficient Funds
We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Although our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. These additional funds may be acquired through credit. If we can not obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations. To the extent that we raise additional equity capital, it may require bringing on additional investors.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
While we operate a unique product today, we expect we will compete with larger, established companies who currently have products on the market and/or various respective product development programs, especially for a second product. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vestaboard began shipping in Q4 2020 and since then has shipped over 10,000 units of its flagship product, Vestaboard, and Vestaboard White. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has not reached profitability since its inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
While we have shipped more than 10,000 units, we are still an early stage company with limited revenue and operating history. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. As the market for our products evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers on terms or based on pricing models that we have relied on so far. In the future, we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to change what we provide without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human

resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, software engineering, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

Future financings
The Company may never consummate future equity financings. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, you could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

No comparable product
Vestaboard is a new product for which there are few comparables to assess its potential as a business. The Company may not reach its sales targets at all or distribute its product at a scale necessary to reach or support profitability or growth. On the consumer side, there is no known market that easily maps to Vestaboard's value proposition. On the enterprise side, Vestaboard will be competing in a large signage market but against very large and established companies like Samsung, NEC and LG. New or existing competition could enter the market that produces a similar product at higher quality or better price, or both. Customers who order the product may find that the product does not meet its anticipated use. We cannot accurately forecast how customer satisfaction might affect our ability to sell the product in the future.

Design and supply chain
Due to the changing economic environment and challenging international political environment, the Company may not be able to adequately manufacture its product in the future such that it can purchase the parts, components and supplies necessary for the manufacturing of its product at the costs it forecasts or the quality required. The Company could fail to meet its forecasted gross margins or generate a level of gross profit sufficient to cover its R&D or operating expenses.

Post-shipping support
The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable and could threaten the Company's viability.

Voting Rights Limitations
In cases where the Investor holds no voting rights, the holders of a majority-in interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

Dilution

To the extent applicable, in cases where the rights of holders of outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Risk of refunds of deposits
It is possible that our products sell out in the short term and we have to collect cash deposits for the future delivery of Vestaboard. In doing so the Company can create a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who place deposits have no legal obligation to complete their order, and Vestaboard offers a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and tradewars
Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries.

Management team
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter and our head of manufacturing Ian Guyer, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business.

Our partner factory is located in China.
We manufacture Vestaboard with an independent partner factory in China. China has implemented significant governmental measures to place restrictions on manufacturing and the movement of employees in many regions of the country. In addition US-China relations continue to be unpredictable which could result in an adverse effect on our ability to manufacture in China. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our partner factory's manufacturing operations are curtailed for any reason, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not available at all.

The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and the products provided by our competitors. Our growth is subject to many factors, including our success in implementing our business strategy and launching new products, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth referenced should not be taken as indicative of our future growth.

If our existing customers do not continue to use our products and renew their subscriptions, it could have an adverse effect on our business and results of operations.
Currently a small portion of our revenue comes from renewals of existing subscriptions for our software and we plan to make subscription software a key part of our second product, if it is launched. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Terms of our subscriptions typically range from one to three years. Our customers' usage of our products and renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, and our customers' own budget priorities and fluctuations in spending. Even if our customers renew their subscriptions, they may renew for terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow slower than expected or decline and our net expansion rate may decline.

Unfavorable conditions in the global economy or reductions in spending for products like ours could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Current or

future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology, smart home or digital signage spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

Hardware sales
We generate over 90% of our revenue from one-time hardware sales. While some customers may purchase another display from us in the future, there is no certainty that we can generate additional revenue from customers. Except for our Vestaboard+ software revenue, which remains a small part of our revenue, we have no meaningful service contracts that represent recurring revenue. While we expect the proportion of revenue to increase towards recurring revenue, especially if we launch future products, there is no certainty that we will be able to realize it.

Our existing and new products could fail to achieve the sales projections we expected
There can be no assurance that the Company will meet its projections with its existing or new products. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dorrian Porter	5,000,000	Common Stock	36.86%

The Company's Securities

The Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1 - C Preferred Stock, Series Seed 2 - C Preferred Stock, Series Seed 3-A Preferred Stock, Series Seed 3-B Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 847,594 of Series Seed 3-B Preferred Stock.

Series Seed 1-A Preferred Stock

The amount of security authorized is 786,480 with a total of 786,480 outstanding.

Voting Rights

One vote per share. The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A Preferred Stock (the 'Voting Preferred Stock*) shall vote together as a single class on all matters. The Voting Preferred Stock is entitled to elect one director of the Corporation (the "Preferred Director"). In addition the Corporation shall not (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock, without consent of a majority of the holders of Voting Preferred Stock.

Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $.72 per share for the Series Seed 1-A Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to the conditions described Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $.72 per share for the Series Seed 1-A Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1-B Preferred Stock

The amount of security authorized is 413,439 with a total of 413,439 outstanding.

Voting Rights

One vote per share. The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A Preferred Stock (the 'Voting Preferred Stock*) shall vote together as a single class on all matters. The Voting Preferred Stock is entitled to elect one director of the Corporation (the "Preferred Director"). In addition the Corporation shall not (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock, without consent of a majority of the holders of Voting Preferred Stock.

Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.17 per share for the Series Seed 1-B Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.17 per share for the Series Seed 1-B Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to the conditions described in Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.17 per share for the Series Seed 1-B Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 1 - C Preferred Stock

The amount of security authorized is 2,352,941 with a total of 2,352,941 outstanding.

Voting Rights

One vote per share. The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A Preferred Stock (the 'Voting Preferred Stock*) shall vote together as a single class on all matters. The Voting Preferred Stock is entitled to elect one director of the Corporation (the "Preferred Director"). In addition the Corporation shall not (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock, without consent of a majority of the holders of Voting Preferred Stock.

Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 1-C Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 1-C Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert Subject to the conditions described in Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 1-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 2 - C Preferred Stock

The amount of security authorized is 198,258 with a total of 198,258 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 2 - C Preferred Stock.

Material Rights

Non-Voting Stock. The Series Seed 2 Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred

Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $1.70 per share for the Series Seed 2-C Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $1.70 per share for the Series Seed 2-C Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to the conditions described in Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.70 per share for the Series Seed 2-C Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Series Seed 3-A Preferred Stock

The amount of security authorized is 3,519,700 with a total of 2,587,328 outstanding.

Voting Rights

One vote per share. The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A Preferred Stock (the 'Voting Preferred Stock*) shall vote together as a single class on all matters. The Voting Preferred Stock is entitled to elect one director of the Corporation (the "Preferred Director"). In addition the Corporation shall not (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock, without consent of a majority of the holders of Voting Preferred Stock.

Material Rights

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $.72 per share for the Series Seed 1-A Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $2.92 per share for the Series Seed 1-A Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to the conditions described Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $2.92 per share for the Series Seed 1-A Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Proposed Bonus Shares

The Company has agreed with investors who converted notes or who otherwise purchased equity in exchange for Series 3-A Series Seed Preferred Stock in August 2023 at a price per share of $2.92 that, in exchange for the bonus share incentive offer being approved in connection with this offering, they will receive, pro-rated to the number of shares they own, bonus share to a maximum total of 258,733 of Series 3-A Series Seed Preferred Stock. This issuance of bonus shares has yet to take place.

Series Seed 3-B Preferred Stock

The amount of security authorized is 932,354 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 3-B Preferred Stock.

Material Rights

Non-Voting Stock. The Series Seed 3-B Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 3-B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $2.92 per share for the Series Seed 3-B Preferred Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to $2.92 per share for the Series Seed 3-B Preferred Stock

Redemption. The Preferred Stock is not mandatorily redeemable.

Right to Convert. Subject to the conditions described in Section 4(c) of the Company's Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $2.92 per share for the Series Seed 3-B Preferred Stock.

Please see Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

Common Stock

The amount of security authorized is 15,430,000 with a total of 7,225,971 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

Options. The total amount outstanding includes 927,231 shares to be issued pursuant to the 2021 Stock Option Plan, including 725,000 shares approved pursuant to an amendment to the Stock Option Plan approved by stockholders in August 2023.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B) of the Restated Certificate.

Redemption. The Common Stock is not mandatorily redeemable.

Protective Provision. The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, affect a Liquidation Transaction.

Please see the Corporate Documents attached as Exhibit F to this Offering Memo for detailed material rights.

What it means to be a minority holder

As a minority holder of shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. In addition, you will be appointing the then-current Chief Executive Officer of the Company as your voting proxy. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series 1-A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $566,268.95
  Number of Securities Sold: 786,480
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

- Name: Series 1-B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $483,731.05
  Number of Securities Sold: 786,480
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

- Name: Series 1-C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,515,000.00
  Number of Securities Sold: 1,479,399
  Use of proceeds: Research and development, sales and marketing and administration
  Date: August 26, 2020
  Offering exemption relied upon: 506(c)

- Name: Series 1-C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $370,000.00
  Number of Securities Sold: 217,643
  Use of proceeds: Research and development, sales and marketing and administration
  Date: October 14, 2020
  Offering exemption relied upon: 506(c)

- Name: Series 2-C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $330,054.26
  Number of Securities Sold: 198,258
  Use of proceeds: Working Capital
  Date: May 17, 2021
  Offering exemption relied upon: Regulation CF

- Name: Series 1-C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,115,043.50
  Number of Securities Sold: 655,899
  Use of proceeds: Research and development, sales and marketing and administration
  Date: June 18, 2021
  Offering exemption relied upon: 506(c)

- Name: Series 3-A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,554,997.76
  Number of Securities Sold: 2,587,328
  Use of proceeds: Working capital
  Date: August 18, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

<u>Revenue</u>

Revenue for fiscal year 2021 was $7,616k compared to $10,639k in fiscal year 2022.

3.2k units shipped in 2021 vs 3.6k in 2022

<u>Cost of sales</u>

Cost of Sales for fiscal year 2021 was $6,203k compared to $7,566k in fiscal year 2022.

Increase in customer support personnel expenses, material cost associated with more unit builds and shipping expense

<u>Gross margins</u>

Gross margins for fiscal year 2021 were 18% compared to 29% in fiscal year 2022. Higher sales/revenue in 2022 with lesser percentage increase in COGS

<u>Expenses</u>

Expenses for fiscal year 2021 were $3,589k compared to $5,235k in fiscal year 2022.

Higher G&A related to increases in insurance, office expenses, travel expenses and legal fees

Higher marketing related to ad spend, marketing consultants, sending out units for marketing uses, tradeshows and personnel costs

Higher R&D related to personnel costs

Higher sales related to personnel costs [largely commissions]

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. Past cash was primarily generated through equity investments and sales. Our goal is to grow our sales and marketing to generate sales and develop more affordable, mass-market additional products to contribute to sales and cash flow via hardware sales and recurring software revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2023, the Company's cash and cash equivalents on hand was $673,575 less $285,749 in restricted cash on account of sales tax liability.

As of December 31, 2023, the Company had an outstanding liability of $664,400 with Shopify Capital and Paperstack. These firms provide capital in a lump sum plus a fee and we return capital from a percentage of our sales each day. The Company receives offers from time to time for additional funding from Shopify, Paperstack, Paypal, and others but has no control over the timing of those offers or whether they will be made on terms that the Company will accept.

In August 2023 the Company converted all outstanding notes payable (including the $6,337,569 outstanding as of December 31, 2022, in the audited financial statements of the Company) to Series Seed 3-A Preferred Stock, the same class of security being sold to accredited investors alongside the Series Seed 3-B Preferred Stock being sold in connection with this offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are important to the success of our overall fundraising and operating plan in 2024 and beyond. Our ability to meet our obligations for inventory currently on hand and for our desired production and delivery schedule in 2024, will be based on the success of this campaign. If we fail to raise the maximum capital from this campaign we will need to fund our operating needs from other sources including other sources of capital or stronger than forecasted or expected sales, which may be difficult if not impossible. If we only meet the minimum funding goal, fail to meet our sales goals in 2024 or fail to raise funds in addition to the funds being raised via this offering our viability could be put into serious doubt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary to proceed with our operating plan in order to meet inventory obligations, current and future. We expect to complement these campaign funds with other sources of capital raising and with additional sales of our product. However if this campaign is not successful, or if our other sources of capital raising or new sales fail to materialize, then our ability to proceed with the production and delivery of units necessary to meet our current obligations and expenses could put the Company's viability into serious doubt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum and no other funds the Company's ability to meet its inventory obligations and its desired timeline for production in 2024 could be materially affected in the short term and the Company could have difficulty operating without either meeting its sales targets or obtaining other sources of capital, or both. Please refer to our risk factors disclosed in this offering memorandum.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company believes it can reach a point of self-sustainability (cash flow breakeven) without adjustments to its operating expenses in the coming 12-24 months if we raise the maximum funding goal and if the Company meets its sales forecasts and/or if the Company raises sufficient capital elsewhere to meet its present and future inventory obligations. If any of these efforts are unsuccessful then the Company's ability and time to survive will depend solely on its ability to manage expenses, which may or may not be successful to keep the Company going, especially if sales forecasts do not materialize or if the Company experiences difficulties during production or shipping its product. Please refer to our risk factors disclosed in this offering memorandum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is raising capital simultaneously to this offering via a Regulation 506(c) offering which will supplement the amount raised. In August 2023 Company issued $7,554,997.76 in Series Seed 3-A preferred stock representing 2,587,328 shares at a price per share of $2.92, based on the sale and conversion of convertible notes that were issued to investors between July 2021 and March 2023.

Simultaneous with this offering, the Company will be offering and selling to accredited investors of Series Seed 3-A at the same price per share offered to investors in this offering (which means that any amounts raised in the simultaneous offering will dilute the ownership of participants in this offering), and with different voting rights and other provisions outlined in the Company's Amended and Restated Certificate attached as an Exhibit.

Indebtedness

- Creditor: Revenue based financing: Shopify and Paperstack
  Amount Owed: $664,600.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  Vestaboard receives capital from Paperstack and Shopify Capital in the form of "revenue based financing". The amount owed represents the total amount owed as of 11/30/2023. Technically there is no maturity date or interest rate. Instead the Company agrees at various times with these parties to a "fee" on which the money will be advanced, and for which repayment is made based on an agreed % of revenue. The Company may take on additional revenue based financing in 2024.

- Creditor: American Express
  Amount Owed: $205,846.00
  Interest Rate: 0.0%
  Maturity Date: January 11, 2024
  The Company owed $205,846 to American Express as of 12/31/2023 but the amount was paid of in full as of 1/11/2024 consistent with its operating practices to rely on American Express sa a primary current method of vendor payment.

- Creditor: Bank of America Mastercard
  Amount Owed: $58,137.00
  Interest Rate: 0.0%
  Maturity Date: January 03, 2024
  The Company maintained a small balance with Bank of America Mastercard consistent with its operating practices to use credit card for payment, and repaid the amount in full on January 3, 2024.

- Creditor: Blue Ocean Innovation Limited
  Amount Owed: $674,299.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023
  The Company's accounts payable obligations for inventory purchase orders primarily for our flagship product issued under its manufacturing agreement with Blue Ocean which as of December 31, 2023 was approximately equal to $1,268,750.49 outstanding, of which $674,299 was due on or before December 31, 2023 and the balance for which invoices were not yet due.

Related Party Transactions

- Name of Entity: Dorrian Porter
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018. Between 2015 and 2022, the Company loaned Mr. Porter a total sum of $375,000, inclusive of interest, which as of December 31, 2022 was designated by the Board of Directors and approved by a majority of non-interested shareholders as repayable to the Company with 3% interest each year f December 31, 2025.
  Material Terms: The total amount owed by Mr. Porter to the Company pursuant to a signed promissory note is $375,000 as of November 30, 2023. The full balance of the promissory note, including any accrued interest, is due and payable by December 31, 2025. The annual interest rate is 3%. Mr. Porter may pre-pay the promissory note early without penalty. The amount owed by Mr. Porter was acknowledged and ratified by a majority of non-interested shareholders in August 2023.

Valuation

Pre-Money Valuation: $39,608,097.64

Valuation Details:

The valuation of the Company has been determined taking into account the following information:

1. Prior Investments and Pre-Money Valuations. This August 2023, the Company converted convertible notes by arms-length third-party accredited investors totaling $7,554,997.76 at the pre-money valuation of $32,053,099.88. The amount of the conversion of the notes, any sale of additional preferred stock by the Company, and the creation of a new stock option plan preceding this offering guided our analysis of valuing the company at approximately $39M.

2. Revenue. In Fiscal Year 2022, the Company recorded $10.6M in revenue (Please refer to our attached Audited Financials). We are using an approximate 3.7x revenue multiple to determine our pre-money valuation for this offering round. Our business sits between a few industries in software, hardware and technology which based on various industry sources can vary from a 2.6x - 15x revenue multiple. Source: https://eqvista.com/revenue-multiples-by-industry/

3. Series A Financing Analysis. The 2022 median pre-money valuations for general Series A financings were reported as $36.8 million by Wilson Sonsini Goodrich & Rosati, based on its database of clients completing financings, which we believe maps to our stage of the Company with $10.6 million in revenue in 2022. Source: https://www.wsgr.com/a/web/24dtvRwK3jbiakw25TApcv/entrepreneursreport-ye-2022.pdf

4. The Company obtained an independent valuation of the Company's securities by Eton Venture Services Ltd in 2023 for other financing purposes, we have utilized this report in our analysis and also adjusted for our growth since this report was completed.

In conclusion, our primary focus was our historical revenue in determining our pre-money valuation in addition to the other key aspects of our business and industry analysis listed above.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

The Company has agreed with investors who converted notes or who otherwise purchased equity in exchange for Series 3-A Series Seed Preferred Stock in August 2023 at a price per share of $2.92 that, in exchange for the bonus share incentive offer being approved in connection with this offering, they will receive, pro-rated to the number of shares they own, bonus share to a maximum total of 258,733 of Series 3-A Series Seed Preferred Stock.

Please refer to the Company Securities section of the Offering Memorandum for further details.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.08 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,474,974.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  30.0%
  The Company intends to use 30% of the net proceeds of the maximum amount of this offering for inventory, including amounts owed to our partner factory for inventory the Company currently holds at its warehouse.

- StartEngine Service Fees
  1.6%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development

40.0%
The Company intends to pursue new products, including an affordable messaging display that can integrate with our software and generate more recurring software revenue.

- Working Capital
  22.9%
  The Company intends to use any remaining proceeds for working capital, which may including marketing or additional inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.vestaboard.com/ (www.vestaboard.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vestaboard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vestaboard, Inc.

[See attached]

VESTABOARD, INC.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

VESTABOARD, INC.

TABLE OF CONTENTS

To the Board of Directors of
Vestaboard, Inc.
San Francisco, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vestaboard, Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholder's deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $2,517,814 and $2,203,591 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $11,129,340 and lacks liquid assets to satisfy its obligations as they come due with cash of $685,015 relative to a working capital deficit of $6,321,678 (primarily related to the Company's outstanding convertible notes of $6,662,207). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of a Matter – Restatement of Previously Reported Financial Statements

We also audited the adjustments described in Note 11 that were applied to restate the previously reported 2021 financial statements to correct various errors identified in preparation for and in response to audit procedures. Based on our audit, such adjustments are appropriate and have been properly applied. We have reviewed the previously reported 2021 financial statements of the Company, for which we issued an Independent Accountant's Review Report dated January 19, 2023 which did not identify any material modifications based on the review procedures. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC
Denver, Colorado
May 4, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VESTABOARD, INC.
BALANCE SHEETS
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 685,015	$ 281,706
Accounts receivable	54,711	113,554
Notes receivable	29,024	9,253
Inventory	2,655,970	1,362,715
Inventory deposits	163,853	545,553
Prepaid expenses	28,801	24,109
Total current assets	3,617,374	2,336,890
Non-Current Assets:		
Property and equipment, net	70,583	50,851
Deposits	38,446	16,052
Operating lease right-of-use asset	12,412	-
Total non-current assets	121,441	66,903
TOTAL ASSETS	$ 3,738,815	$ 2,403,793
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 2,178,946	$ 1,128,106
Factoring loans	71,648	158,043
Deferred revenue	861,644	2,462,141
Sales tax payable	152,195	196,234
Operating lease liability	12,412	-
Convertible notes payable	6,337,569	-
Accrued interest payable	324,638	-
Total current liabilities	9,939,052	3,944,524
Non-Current Liabilities:		
Convertible notes payable	-	2,000,000
Accrued interest payable	-	44,721
Total non-current liabilities	-	2,044,721
Total liabilities	9,939,052	5,989,245
Stockholders' Deficit:		
Series Seed 1-A Preferred Stock, $0.0001 par value, 786,480 shares authorized, 786,480 shares issued and outstanding, liquidation preference of $566,266 as of both December 31, 2022 and 2021	79	79
Series Seed 1-B Preferred Stock, $0.0001 par value, 413,439 shares authorized, 413,439 shares issued and outstanding, liquidation preference of $483,724 as of both December 31, 2022 and 2021	41	41
Series Seed 1-C Preferred Stock, $0.0001 par value, 2,352,941 shares authorized, 2,352,941 shares issued and outstanding, liquidation preference of $4,000,000 as of both December 31, 2022 and 2021	236	236
Series Seed 2-C Preferred Stock, $0.0001 par value, 588,235 shares authorized, 198,124 shares issued and outstanding, liquidation preference of $336,810 as of both December 31, 2022 and 2021	19	19
Common Stock, $0.0001 par value, 10,642,066 shares authorized, 5,600,729 and 5,571,800 shares issued and outstanding as of December 31, 2022 and 2021, respectively	561	558
Additional paid-in capital	5,301,942	5,257,195
Receivable from related party	(373,775)	(232,054)
Accumulated deficit	(11,129,340)	(8,611,526)
Total stockholders' deficit	(6,200,237)	(3,585,452)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 3,738,815	$ 2,403,793

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
Net revenue	$ 10,639,654	$ 7,616,198
Cost of net revenue	7,566,174	6,203,030
Gross profit	3,073,480	1,413,168
Operating Expenses:		
General and administrative	1,004,541	772,394
Sales and marketing	3,076,070	1,876,285
Research and development	1,154,572	940,771
Total Operating Expenses	5,235,183	3,589,450
Loss from operations	(2,161,703)	(2,176,282)
Other Income/(Expense):		
Interest income	6,820	5,854
Gain/(Loss) on loan forgiveness	(12,500)	50,800
Interest expense	(350,431)	(83,963)
Total Other Income/(Expense)	(356,111)	(27,309)
Net loss	$ (2,517,814)	$ (2,203,591)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2022 and 2021

	Series Seed 1-A Preferred Stock		Series Seed 1-B Preferred Stock		Series Seed 1-C Preferred Stock		Series Seed 2-C Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Receivable from Related Party	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2020	786,480	$ 79	413,439	$ 41	1,697,042	$ 170	-	$ -	5,525,000	$ 553	$ 3,858,540	$ (175,000)	$ (6,407,935)	$ (2,723,552)
Stock issuances for cash	-	-	-	-	655,899	66	-	-	-	-	1,114,978	-	-	1,115,044
Stock issuances for cash - Reg CF offering	-	-	-	-	-	-	194,239	19	-	-	330,187	-	-	330,206
Offering costs	-	-	-	-	-	-	3,885	-	-	-	(102,512)	-	-	(102,512)
Issuance of restricted common stock	-	-	-	-	-	-	-	-	46,800	5	17,311	-	-	17,316
Stock based compensation	-	-	-	-	-	-	-	-	-	-	38,691	-	-	38,691
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	(57,054)	-	(57,054)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,203,591)	(2,203,591)
Balance at December 31, 2021	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	5,571,800	$ 558	$ 5,257,195	$ (232,054)	$ (8,611,526)	$ (3,585,452)
Offering costs	-	-	-	-	-	-	-	-	-	-	(5,981)	-	-	(5,981)
Exercise of stock options	-	-	-	-	-	-	-	-	1,354	-	501	-	-	501
Issuance of restricted common stock	-	-	-	-	-	-	-	-	27,575	3	10,200	-	-	10,203
Stock based compensation	-	-	-	-	-	-	-	-	-	-	40,027	-	-	40,027
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	(141,721)	-	(141,721)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,517,814)	(2,517,814)
Balance at December 31, 2022	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	5,600,729	$ 561	$ 5,301,942	$ (373,775)	$ (11,129,340)	$ (6,200,237)

VESTABOARD, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (2,517,814)	$ (2,203,591)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	31,493	11,310
In-kind donation	26,109	30,091
Stock based compensation	50,230	56,007
Loss/(Gain) on loan forgiveness	12,500	(50,800)
Factoring loan fee amortization	53,476	62,400
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	58,843	(94,782)
(Increase)/decrease in inventory	(1,319,364)	(800,340)
(Increase)/decrease in inventory deposits	381,700	1,074,710
(Increase)/decrease in prepaid expenses	(4,692)	(19,942)
(Increase)/decrease in deposits	(22,394)	(14,052)
(Increase)/decrease in operating lease right-of-use asset	(12,412)	-
Increase/(decrease) in accounts payable and accrued expenses	1,050,840	335,756
Increase/(decrease) in sales tax payable	(44,039)	59,052
Increase/(decrease) in deferred revenue	(1,600,497)	(1,741,110)
Increase/(decrease) in accrued interest payable	279,917	44,721
Increase/(decrease) in operating lease liability	12,412	-
Net cash used in operating activities	(3,563,692)	(3,250,570)
Cash Flows from Investing Activities		
Purchase of property and equipment	(51,225)	(51,600)
Advances to related parties, net	(141,721)	(57,054)
Notes receivable, net of repayment	(32,271)	(6,753)
Cash used in investing activities	(225,217)	(115,407)
Cash Flows from Financing Activities		
Proceeds from convertible notes payable	4,337,569	2,000,000
Proceeds from factoring loans	928,000	520,000
Repayments of factoring loans	(1,067,871)	(523,556)
Proceeds from exercise of stock options	501	-
Proceeds from issuance of preferred stock	-	1,115,044
Proceeds from issuance of preferred stock - Reg CF	-	330,206
Offering costs	(5,981)	(102,512)
Net cash provided by financing activities	4,192,218	3,339,182
Net change in cash	403,309	(26,795)
Cash in at beginning of year	281,706	308,501
Cash at end of year	$ 685,015	$ 281,706
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 70,515	$ 39,242
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Broker compensation	$ -	$ 6,604

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Vestaboard, Inc. (the "Company"), is a Delaware company organized on August 5, 2015. The Company is engaged in development, design and direct-to-customer marketing and sales of their smart messaging display product. The Company's headquarters is in San Francisco, California. The Company began operations in 2015.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of right-of-use (ROU) asset, lease liability, accrued expenses, deferred income tax assets, provision for warranty and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash and cash equivalents balances exceed federally insured limits by $297,590 and $0, respectively, subjecting it to significant credit risk and potential losses.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 and 2021, the Company's accounts receivable was $54,711 and $113,554, respectively. As of December 31, 2022 and

2021, the management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2022 and 2021, prepaid expenses consisted primarily of insurance payments, marketing subscriptions and promotional event.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out method. The inventory balances were $2,655,970 ($1,552,463 finished goods and $1,103,507 work-in-progress) and $1,362,715 ($915,237 finished goods and $447,478 work-in-progress) as of December 31, 2022 and 2021, respectively. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations. As of December 31, 2022 and 2021, the management determined no reserve for obsolescence or impairment was necessary.

The Company makes deposits on inventory production and recognizes such as inventory deposits on its balance sheets, which amounted to $163,853 and $545,553 as of December 31, 2022 and 2021, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $3,500 as property and equipment. The Company depreciates computer software and industrial equipment using the straight-line method based on its estimated useful life of 3 years and depreciates computer hardware using the double declining method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2022 and 2021, the management determined no impairment on the Company's property and equipment.

The Company's property and equipment consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Computer hardware	$ 13,773	$ 9,017
Computer software	4,290	4,290
Industrial equipment	105,176	58,707
Total	123,239	72,014
Accumulated depreciation	(52,656)	(21,163)
Property and equipment, net	$ 70,583	$ 50,851
Depreciation	$ 31,493	$ 11,310

Impairment of Long-Lived Assets

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2022 or 2021, the Company does not have any impairment losses on long-lived assets.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2022 and 2021. This is primarily composed of pre-orders of the product that have not been delivered by the end of the financial reporting period. Deferred revenue also includes VB Plus subscription, which revenue is normally recognized over the life of the subscription, which is generally 12-36 months.

As of December 31, 2022 and 2021, the Company's deferred revenue was $861,644 and $2,462,141, respectively. For the years ended December 31, 2022 and 2021, changes in deferred revenue are as follow:

	2022	2021
Beginning	$ 2,462,141	$ 4,203,251
Amounts deferred during the year	9,039,157	5,875,088
Revenue recognized	(10,639,654)	(7,616,198)
Ending	$ 861,644	$ 2,462,141

Deferred revenue as of December 31, 2022 and 2021 consists of the following:

	2022	2021
Vestaboard Products	$ 525,797	$ 2,462,141
VB Plus Subscriptions	335,847	-
	$ 861,644	$ 2,462,141

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable and accrued expenses, factoring loans, operating lease liability, factoring loans, convertible notes payable and accrued interest payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Most of the Company's revenue arrangements generally consist of a single performance obligation to transfer the promised goods and services. The Company recognizes revenue as goods are shipped to customers. The Company also sells Vestaboard Plus, a subscription program which allows subscribers to access a library of automated channels, applications and sources of data. The Company recognizes revenue over the term of the subscription, which is generally 12-36 months.

Revenues for the years ended December 31, 2022 and 2021 consists of the following:

	2022	2021
Vestaboard Products	$ 9,764,382	$ 6,992,020
VB Plus Subscriptions	112,639	-
Shipping	731,242	564,481
Installation	31,391	59,697
	$ 10,639,654	$ 7,616,198

Where required, sales taxes are collected at the time of sale and are remitted to the appropriate taxing authorities.

Cost of Net Revenues

Cost of net revenues primarily includes product production costs, shipping fees, merchant fees, facility allocations, warranty expenses, tooling costs, customs fees, contractor fees, and payroll allocations.

The Company records estimates of future warranty costs as liabilities in the balance sheet, which amounted to $99,909 and $52,883 as of December 31, 2022 and 2021, respectively.

Research and Development

In accordance with ASC 730, research and development costs are expensed as incurred. Total expenses related to research and development were $1,154,572 and $940,771 for the years ended December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are expended as incurred. Total advertising costs were $1,330,871 and $863,701 for the years ended December 31, 2022 and 2021, respectively, which are included in sales and marketing expenses in the statements of operations.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840 and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized a lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The cumulative effect of adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

	December 31, 2021	ASC 842 Adjustment	January 1, 2022
Right-of-use asset	$ -	$ 26,979	$ 26,979
Other assets	2,403,793	-	2,403,793
Total Assets	2,403,793	26,979	2,430,772
Operating lease liability	-	26,979	26,979
Other liabilities	5,989,245	-	5,989,245
Total Liabilities	5,989,245	26,979	6,016,224
Accumulated deficit	(8,611,526)	-	(8,611,526)
Other equity items	5,026,074	-	5,026,074
Total Stockholders' Deficit	(3,585,452)	-	(3,585,452)
Total Liabilities And Stockholders' Deficit	$ 2,403,793	$ 26,979	$ 2,430,772

Foreign Currency Remeasurements

The Company operates using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2022 and 2021.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The

Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

NOTE 3: GOING CONCERN

The Company sustained net losses of $2,517,814 and $2,203,591 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $11,129,340 and lacks liquid assets to satisfy its obligations as they come due with cash of $685,015 relative to a working capital deficit of $6,321,678 (primarily related to the Company's outstanding convertible notes of $6,662,207). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology and its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: NOTES RECEIVABLE

In August 2021, the Company entered into a loan agreement with one of its employees amounting to $13,067. This loan bears interest at 0.14% per annum, compounded annually and is payable in 12 monthly installments of $1,090, through salary deductions. In July 2022, the Company entered into another loan agreement with the same employee amounting to $50,000. This loan bears interest at 2.50% per annum and is payable in 12 monthly installments, commencing on the first anniversary of the loan, which is July 2023. This loan is not subject to any collateral. Under the terms of the agreement, the loan may be forgiven based on the attainment of certain milestones related to borrower's employment with the Company. In 2022, the borrower paid $10,000 on this loan through salary deduction. In September 2022, the employee resigned from his employment with the Company, effective October 1, 2023. Under the terms of the separation agreement and in connection with the execution of the independent contractor agreement, the $12,500 of the outstanding loan was forgiven. The Company recognized a $12,500 loss on loan forgiveness under other expenses in the statements of operations. Upon execution of the independent contractor agreement, the employee forfeited the 53,275 unvested shares of restricted common stock previously issued. As of December 31, 2022 and 2021, outstanding notes receivable balance was $27,490 and $8,708, respectively. Interest income on notes receivable was not material for the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, receivable from another employee amounted to $1,534 and $545, respectively.

NOTE 5: DEBT FINANCING AGREEMENTS

<u>Factoring Loans</u>

Clearbanc Advances

In 2020 to 2021, the Company entered into revenue share agreements with Clear Finance Technology Corporation (Clearbanc), assigning its receivables totaling to $970,695 for total advances of $866,500. These advances are due for payment based on either 10% or 15% of Company's future receivables collected daily. These advances are not subject to any collateral. The Company incurred $0 and $28,230, net of cashback, financing fees on these advances, which was recorded to interest expense on the statements of operations for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, outstanding balances of these advances were $0 and $158,043, respectively.

Shopify Loans

In 2022, the Company entered into short-term agreements with Shopify totaling $730,000. Total required payments are $788,388 for the whole term of the loans. The Company recorded discount on loans amounting to $58,338, which is being amortized to interest expense over the term of the loans. The loans are being repaid daily at 11% to 15% of the Company's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's balances on its Shopify account. For the year ended December 31, 2022, $42,832 of discount on loan was amortized to interest expense. As of December 31, 2022, the outstanding balance of this loan was $14,448, net of unamortized interest of $1,156.

PayPal Loans

In 2022, the Company entered into working capital loan agreements with PayPal totaling $198,000. The total required payments are $214,184 for the whole term of the loans. The Company recorded discount on loans amounting to $16,184, which is being amortized to interest expense over the term of the loan. The loans are being repaid daily at 30% of the Company's PayPal account's sales proceeds, which is being deducted automatically until the total required payments are made. The loans are secured by the Company's balances on its PayPal account. For the year ended December 31, 2022, $10,644 of discount on loans was amortized to interest expense. As of December 31, 2022, the outstanding balance of this loan was $57,200, net of unamortized interest of $5,540.

Government and Government-Backed Loan

In April 2020, the Company received $50,800 SBA loan, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted on March 27, 2020. The loan, which was in the form of a note dated April 2020, was to mature in April 2022, incurred interest at a rate of 1.00% per annum. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. In 2021, the Company filed for and was granted full forgiveness of this loan and recognized a $50,800 gain on loan forgiveness under other income in the statements of operations.

Convertible Notes Payable

In 2021, the Company issued Series2021A convertible notes for a total principal of $2,000,000. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023.

In 2022, the Company issued Series2022A, Series2022B and Series2022C convertible notes for a total principal of $2,000,000, $500,000 and $1,837,569, respectively. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023. Also, the Company amended Series2021A, Series2022A and Series2022B, made changes to the definition of majority holder and to what qualifies as a qualified financing.

In the event the Company issues Series2022C convertible notes with proceeds of greater than $2,000,000, the Company and the holder agree that the Company may, at its sole discretion and at any time prior to maturity date, convert the notes into an equity financing, which is Series Seed 1-D preferred stock at valuation price of the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior the qualified financing. In the event of a change of control (as defined in the note agreements), the Company shall repay the holder either, upon the determination of the majority holders, a) the entire balance of the then outstanding note or b) the amount that would be payable in connection with such change in control with respect to that number of shares of common stock if the balance was converted immediately prior to the consummation of such change in control at a conversion price based on the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions). In addition, the notes are subject to automatic conversion upon a qualified equity financing of not less than $2,000,000, where the notes and all accrued but unpaid interest automatically converts into the Company's shares issued in the triggering financing. The conversion rate is either a) a 10% discount, when the Company raises the qualified equity financing before June 30, 2022 or b) a 20% discount, when the Company raises the qualified equity financing after June 30, 2022, to the price per share paid by the cash purchasers in the qualified equity financing. The conversion price of the balance related to qualified financing shall not exceed the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior to the qualified financing.

The Company analyzed the notes for beneficial conversion features and concluded that no beneficial conversion feature discount should be recorded until resolution of the contingency of the qualified equity financing. As no notes had been repaid nor converted under the conversion terms, the outstanding principal was $6,337,569 and $2,000,000 and accrued interest payable was $324,628 and $44,721, respectively. Interest expense incurred on these notes for the years ended December 31, 2022 and 2021 was $279,917 and $44,721, respectively.

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

The Company authorized 4,141,095 shares of preferred stock at $0.0001 par value and 10,642,066 shares of common stock at $0.0001 par value. The Company designated its preferred stock as 786,480 shares of Series Seed 1-A preferred stock, 413,439 shares of Series Seed 1-B preferred stock, 2,352,941 shares of Series Seed 1-C preferred stock and 588,235 shares of Series Seed 2-C preferred stock.

The preferred stockholders have certain preferences over common stockholders and other protective provisions. Preferred stock has a dividend preference over common stock, where dividends of $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock and $1.70 per share for Series Seed 2-C preferred stock must be paid before any dividends to common stockholders and then any dividends after such payments are paid ratably to preferred stock and common stock on an as-converted to common stock basis. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of common stock, initially at a 1:1 rate. All shares of preferred stock are subject to automatic conversion into the Company's common stock upon an initial public offering or by vote or written consent of the requisite holders. Common stock has voting rights of one vote per share. Preferred stock is entitled to vote with holders of common stock on an as-converted basis, except for Series Seed 2-C preferred stock which does not have voting rights.

Preferred stockholders have liquidation preference equal to $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock and $1.70 per share for Series Seed 2-C preferred stock over common stockholders. The total liquidation preference as of December 31, 2022 and 2021 was $5,386,800 and $5,386,800, respectively.

Preferred Stock

In 2020, the Company issued 1,697,042 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $2,885,000. The issuance of Series Seed 1-C preferred stock triggered automatic conversion of all SAFE agreements resulting in the conversion of the then outstanding Purchase Amount of $1,050,000 into 786,480 shares of Series Seed 1-A preferred stock at conversion price of $0.72 per share and 413,439 shares of Series 1-B preferred stock in at a conversion price of $1.17 per share.

In 2021, the Company issued 655,899 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $1,115,044. Also, the Company undertook an offering of its Series Seed 2-C preferred stock pursuant to a Regulation Crowdfunding offering and issued 194,239 shares of Series Seed 2-C stock at $1.70 per share. The Company received total gross proceeds of $330,206 from this offering. The Company issued 3,885 shares of Series Seed 2-C preferred stock to its broker as compensation. The Company incurred offering costs of $102,512 with these issuances.

As of December 31, 2022 and 2021, 786,480 and 786,480 shares of Series 1-A preferred stock were issued and outstanding, 413,439 and 413,439 shares of Series 1-B preferred stock were issued and outstanding, 2,352,941 and 2,352,941 shares of Series 1-C preferred stock were issued and outstanding, 198,124 and 198,124 shares of Series Seed 2-C preferred stock were issued and outstanding, all respectively.

Common Stock

In 2021, the Company granted 127,650 shares of restricted common stock to its two employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. 35,250 shares vested immediately while the 92,400 shares vest equally over 48 months. In 2022 and 2021, 27,575 and 46,800 shares vested and the Company recorded stock-based compensation expense of $10,203 and $17,316, respectively. In 2022, the remaining 53,275 shares were forfeited, see Note 4 for discussions. There were no unvested restricted common stock shares as of December 31, 2022.

In 2022, an employee exercised stock options into 1,354 shares of common stock at an exercise price of $0.37 per share, resulting in proceeds of $501.

As of December 31, 2022 and 2021, 5,600,729 and 5,571,800 shares of common stock were issued and outstanding, respectively.

2021 Stock Incentive Plan

The Company adopted the *2021 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than the fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options. The Company has reserved 975,971 shares of common stock under the Plan. As of December 31, 2022 and 2021, 92,231 and 261,227 shares of common stock were available for grant, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's Common Stock and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2022 and 2021 under FASB ASC 718 and recorded compensation costs related to the stock option grants of $40,027 and $38,691, respectively. As of December 31, 2022, there was $130,766 of stock-based compensation to be recognized over a weighted-average period of approximately 1.4 years.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	667,944	$ 0.37	-	$ -
Granted	170,067	$ 0.37	667,944	$ 0.37
Exercised	(1,354)	$ 0.37	-	$ -
Forfeited	(28,646)	$ 0.37	-	$ -
Outstanding - end of year	808,011	$ 0.37	667,944	$ 0.37
Exercisable at end of year	395,455	$ 0.37	198,787	$ 0.37
Weighted average grant date fair value of options granted during year	$ 0.23		$ 0.21	
Intrinsic value of options outstanding at year-end	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.77		9.6	
Weighted average duration (years) to expiration of exercisable options at year-end	8.59		9.6	

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	1.55% - 4.06%	0.71% - 1.38%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5 - 7	5 - 7
Fair Value per Stock Option	$0.22 - $0.23	$0.19 - $0.22

NOTE 7: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Lease Commitments

The Company entered into various operating lease agreements for offices and storage spaces on various locations. These spaces are being rented on a month-to-month basis with monthly payment ranges from $800 to $2,833.

In February 2019, the Company entered into a 1-year operating lease agreement, which commenced in March 2021, for office and storage space. The agreement requires a security deposit of $3,000 and monthly payments of $2,600. Additionally, the Company is responsible for common area maintenance and internet, which totals $400 per month. In 2022, the Company renewed an operating lease agreement for another year, which commenced in March 2022, for an office and storage space. The agreement called for monthly payments of $2,870. Additionally, the Company is responsible for common area maintenance and internet, which totals $437 per month.

In October 2021, the Company entered into a 5-year operating lease agreement, which commenced in October 2021, for office and storage space. The agreement requires monthly payments of $1,261 for the first year, $1,402 for the second year, $1,437 for the third and fourth year and $1,472 for the fifth year. Additionally, the Company is responsible for common area maintenance, property taxes, insurance and internet, which currently totals $405 per month. In March 2022, this lease agreement was amended, changing the monthly rental payment to $1,402 all throughout the lease term and shortening the lease term to 2 years, with September 30, 2023, as the lease end date. The Company recognized an operating ROU asset and operating lease liability, both for $26,979, using the Company's incremental borrowing rate at 6% and remaining lease term of 1.75 years. As of December 31, 2022, the carrying amount of the operating ROU asset was $12,412, net of accumulated amortization of $14,566 and the carrying amount of the operating lease liability was $12,412, net of unamortized interest of $14,566. As of December 31, 2022, the remaining term of this lease was 0.75 year.

In March 2022, the Company entered into a 4-month operating lease agreement, which commenced in March 2022, for office and storage space. The agreement requires monthly payments of $2,100. In July 2022, this lease agreement was renewed on a month-to-month basis with monthly payment of $2,306.

Total expenses related to lease agreements were $105,121 and $68,821 for the years ended December 31, 2022 and 2021, respectively. Future minimum payment obligations under these leases are $18,335, which is due in 2023.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$ 12,722
Total undiscounted cash flows	12,722
Unamortized interest	(310)
Present value of operating lease liability	$ 12,412
Operating lease liability, current	$ 12,412
Operating lease liability, non-current	-
Present value of operating lease liability	$ 12,412

Supplemental cash flow information related to leases for the year ended December 31, 2022 are as follows:

Cash paid for amounts included in the measurement of lease libility:		
Operating cash flows for operating leases	$	16,820
Lease liability arising from obtaining right-of-use asset:		
Operating lease	$	27,876

Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Concentrations

For the years ended December 31, 2022 and 2021, approximately 89% and 94%, respectively, of the Company's materials are procured through a single supplier. As of December 31, 2022 and 2021, the Company has significant concentrations on its accounts payable where approximately 82% and 81% of its accounts payable balance as of December 31 2022 and 2021, respectively, were due to this single supplier. Should this supplier no longer be willing or able to satisfy the Company's product needs it could adversely affect the Company's business.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company's founder is the majority shareholder, Chief Executive Officer and sole director of the Company. In 2020, the Company loaned funds to the Company's founder amounting to $322,000, which bears 3% per annum and was payable on demand no later than December 31, 2022. Interest is payable annually. On December 31, 2020, the Company forgave a portion of this loan's principal balance amounting to $150,000 and accrued interest of $3,946, which the Company recognized a total of $153,946 loss on loan forgiveness under other expenses in the statement of operations. The forgiveness is in consideration of the founder's work performed for the Company. In 2022 and 2021, the Company loaned additional funds to the founder amounting to $141,721 and $57,054, respectively. On December 31, 2022, the Company entered an amended and restated unsecured promissory note with its founder for a total loan of $375,000, inclusive of interest accrued on prior outstanding principal, which bears 3% per annum and is payable on December 31, 2025. The promissory note amended and restated all amounts loaned to the founder.

As of December 31, 2022 and 2021, the Company's outstanding receivable from its founder was $373,775 (net of $1,225 reimbursable expenses payable) and $232,054 (includes accrued interest of $5,854), respectively. The related party receivable is presented as a component of stockholders' deficit.

Effective December 31, 2020, the Company's founder is being paid an annual salary of $200,000 plus an acceptance bonus of $25,000. For the years ended December 31, 2022 and 2021, the Company founder's salary was $230,000 and $225,000, including bonuses, respectively.

NOTE 9: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2022 and 2021 are summarized below:

	2022	2021
Net operating loss carryforward	$ 2,249,457	$ 1,588,300
R&D credit carryforward	177,555	135,040
Depreciation of property and equipment	5,190	1,385
Deferred tax assets	2,432,203	1,724,725
Valuation allowance	(2,432,203)	(1,724,725)
Net deferred tax assets	$ -	$ -

A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	5.73%	5.73%
Deductible expenses	0.05%	0.98%
Nondeductible expenses	(0.32%)	(0.35%)
Nontaxable gain	-	0.48%
Change in valuation allowance	(26.46%)	(27.84%)
Effective tax rate	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated taxable income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.7%. The increase in the valuation allowance for the year ended December 31, 2022 was approximately $707,000.

At December 31, 2022 and 2021, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $8.42 million and $5.94 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $0.69 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $7.73 million and $5.25 million as of December 31, 2022 and 2021, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $178,000 of research and development credits that will expire in 2029, if unused.

As a result of the Company's equity financing in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company's net operating loss carry forwards and tax credits may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize an ROU asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard effective in these financial statements, which did not have a material impact on beginning accumulated deficit.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company restated its previously reported financial statements for the year ended December 31, 2021 and all related disclosures. The following is a comparison of the previously reported financial statements and restated financial statements:

BALANCE SHEET

	December 31, 2021		
	As Previously Reported	Adjustments	As Restated
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 281,706	$ -	$ 281,706
Accounts receivable	231,867	(118,313)	113,554
Receivable from employees	9,253	-	9,253
Inventory	1,912,120	(549,405)	1,362,715
Inventory deposits	-	545,553	545,553
Prepaid expenses	24,109	-	24,109
Total current assets	2,459,055	(122,165)	2,336,890
Noncurrent assets:			
Property and equipment, net	50,851	-	50,851
Security deposits	16,052	-	16,052
Total noncurrent assets	66,903	-	66,903
TOTAL ASSETS	$ 2,525,958	$ (122,165)	$ 2,403,793
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current liabilities:			
Accounts payable and accrued expenses	$ 1,086,866	$ 41,240	$ 1,128,106
Factoring loans	158,043	-	158,043
Sales tax payable	200,406	(4,172)	196,234
Deferred revenue	2,626,815	(164,674)	2,462,141
Total current liabilities	4,072,130	(127,606)	3,944,524
Noncurrent liabilities:			
Covertible notes payable	2,000,000	-	2,000,000
Accrued interest payable	44,721	-	44,721
Total noncurrent liabilities	2,044,721	-	2,044,721
Total Liabilities	6,116,851	(127,606)	5,989,245
Stockholders' Deficit			
Series Seed 1-A Preferred Stock	79	-	79
Series Seed 1-B Preferred Stock	41	-	41
Series Seed 1-C Preferred Stock	236	-	236
Series Seed 2-C Preferred Stock	19	-	19
Common Stock	558	-	558
Additional paid-in capital	5,077,285	179,910	5,257,195
Receivable from related party	(232,054)	-	(232,054)
Accumulated deficit	(8,437,057)	(174,469)	(8,611,526)
Total Stockholders' Deficit	(3,590,893)	5,441	(3,585,452)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,525,958	$ (122,165)	$ 2,403,793

STATEMENTS OF OPERATIONS

	2021		
	As Previously Reported	Adjustments	As Restated
Sales, net	$ 7,565,665	$ 50,533	$ 7,616,198
Cost of goods sold	6,168,379	34,651	6,203,030
Gross profit/(loss)	1,397,286	15,882	1,413,168
Operating Expenses:			
General and administrative	780,512	(8,118)	772,394
Sales and marketing	1,782,501	93,784	1,876,285
Research and development	932,934	7,837	940,771
Total Operating Expenses	3,495,947	93,503	3,589,450
Loss from operations	(2,098,661)	(77,621)	(2,176,282)
Other Income/(Expense):			
Interest income	5,854	-	5,854
Gain/(Loss) on loan forgiveness	50,850	(50)	50,800
Interest expense	(83,963)	-	(83,963)
Total Other Income/(Expense)	(27,259)	(50)	(27,309)
Net loss	$ (2,125,920)	$ (77,671)	$ (2,203,591)

	2021		
	As Previously Reported	Adjustments	As Restated
Cash Flows from Operating Activities			
Net loss	$ (2,125,920)	$ (77,671)	$ (2,203,591)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	11,310	-	11,310
In-kind donation	-	30,091	30,091
Loss/(Gain) on loan forgiveness	(50,850)	50	(50,800)
Stock based compensation	56,007	-	56,007
Factoring loan fee amortization	-	62,400	62,400
Change in operating assets and liabilities:			
(Increase)/decrease in accounts receivable	(213,095)	118,313	(94,782)
(Increase)/decrease in inventory	269,810	(1,070,150)	(800,340)
(Increase)/decrease in inventory deposits	-	1,074,710	1,074,710
(Increase)/decrease in prepaid expenses	(19,942)	-	(19,942)
(Increase)/decrease in deposits	(14,052)	-	(14,052)
Increase/(decrease) in accounts payable and accrued expenses	368,690	(32,934)	335,756
Increase/(decrease) in sales tax payable	63,224	(4,172)	59,052
Increase/(decrease) in deferred revenue	(1,576,436)	(164,674)	(1,741,110)
Increase/(decrease) in accrued interest payable	44,721	-	44,721
	(3,186,533)	(64,037)	(3,250,570)
Cash Flows from Investing Activities			
Purchase of property and equipment	(51,600)	-	(51,600)
Advances to related parties, net	-	(57,054)	(57,054)
Notes receivable, net of repayment	-	(6,753)	(6,753)
	(51,600)	(63,807)	(115,407)
Cash Flows from Financing Activities			
Advances to related parties	(57,054)	57,054	-
Notes receivable, net of repayment	(6,753)	6,753	-
Proceeds from convertible notes payable	2,000,000	-	2,000,000
Proceeds from factoring loans	-	520,000	520,000
Repayments of factoring loans	-	(523,556)	(523,556)
Proceeds from issuance of preferred stock	1,115,044	-	1,115,044
Proceeds from issuance of preferred stock - Reg CF	330,206	-	330,206
Offering costs	(170,105)	67,593	(102,512)
	3,211,338	127,844	3,339,182
Net change in cash	(26,795)	-	(26,795)
Cash in at beginning of year	308,501	-	308,501
Cash at end of year	$ 281,706	$ -	$ 281,706
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ 39,242	$ -	$ 39,242
Cash paid for income taxes	$ -	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:			
Broker compensation	$ 6,604	$ -	$ 6,604

NOTE 12: SUBSEQUENT EVENTS

Convertible Notes Payable

Subsequent to December 31, 2022, the Company issued Series2022C convertible note for a total principal of $145,000. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023, the maturity date. This note have the same conversion features as those Series2022C issued in 2022, as discussed in Note 5.

Shopify Loans

Subsequent to December 31, 2022, the Company entered into short-term agreements with Shopify totaling $584,000. Total required payments are $630,720 for the whole term of the loans. These loans have the same terms as those Shopify loans entered in 2022, as discussed in Note 5.

Paperstack Capital Advances

Subsequent to December 31, 2022, the Company entered into sales of future receipts agreements with Paperstack Capital, LLC, assigned its future receipts totaling to $660,000 for total advances of $610,000. These advances are due for payment based on either 15% or 19% of Company's future receipts collected daily.

Management's Evaluation

Management has evaluated subsequent events through May 4, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF VESTABOARD

Beautiful, Smart Messaging Displays That Get People Looking Up

Vestaboard is a patented, beautiful and high-visibility messaging display. The Company has crossed $10M+ in annual revenue & has shipped 10,000+ displays.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VESTABOARD

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Vestaboard was named one of the top 10 Consumer Electronics
- Vestaboard is targeting the $9.7B Global Smart Display Market with its innovative hardware & software subscription service. Since launching Vestaboard+ in Feb. '22, we've secured $400K+ in annual recurring revenue.*
- Vestaboard has started R&D on more affordable hardware & software to aid in its goal to serve as many homes & workplaces as possible, helping customers inspire, delight & inform their favorite people.

*Source

Start Investing
$2.92 Per Share

$330,054.26

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$511	$39.61M

THE PITCH

A Messaging Display With Diverse Appeal for Businesses and Homes


KINDNESS COSTS
NOTHING BUT IT
MEANS EVERYTHING

VESTABOARD

The smart messaging display that lets you **inspire your favorite people from anywhere.**

THE NUMBERS

$10 Million+ 2023 Sales	**10,000+** Units Shipped	**36%** 2023 Gross Margin
22 FTE	**>$400,000+** Software ARR	**5 Patents** Flagship Product

Vestaboard's flagship messaging display relies on a patented version of "split-flap" technology to land 8,448 character flaps on the right message. Vestaboard can be controlled from anywhere through our mobile and web applications which allow our customers to customize their messages from anywhere, or subscribe to our optional subscription software service, Vestaboard+, featuring over 350 sources of content such as quotes, news, sports scores, weather and stocks, and 3rd party integrations including Slack, Google, Zapier, and Sonos. Vestaboard has broad applicability in work settings (hospitality, real estate, retail, healthcare, education and offices). In 2022, we introduced Vestaboard White, a fresh take on our innovative flagship design, as a limited edition run of 1000, and in 2023 we made Vestaboard White a permanent part of our collection.



**The above is a rendering of our Vestaboard product showcasing some of its features.*

Business customers include Hugo Boss, REI and Krispy Kreme, and thousands of small businesses and offices, highlighting its diverse appeal. Individual customers at home include celebrities like Jennifer Garner, Neil Patrick-Harris, Alexis Ohanian, and Drake among thousands of organized parents, technology professionals, and design-oriented individuals. Vestaboard has received 5 patents. Our product and industrial design team for our flagship display were driving forces behind products such as Amazon Echo, Google Nest, Roku, and GoPro. As a sign of the enjoyment and use of our product, our 10,000+ customers have processed over 100,000,000 messages to their displays since we began to ship in Q4 2020.

THE PROBLEM & OUR SOLUTION

An Innovative Messaging Platform for Enhancing Physical Spaces

Vestaboard helps our customers inspire their favorite people, and enhances the spaces around us. We all need reminders to look up from our phones. As the world becomes increasingly digital, Vestaboard offers a different perspective on technology by providing a physical, visual, and tactile display that encourages engagement with the physical world.


VINYL
YOUR NEIGHBORHOOD BAR,
REMASTERED

WHAT MAKES VESTABOARD SPECIAL

Whether at work or at home, **Vestaboard creates a shared messaging experience that gets people looking up.**

Vestaboard is used at home and at work as a valuable and loved messaging experience. We take pride in our flagship product and strive to grow our customer base while investing in our software platform to provide ongoing value and recurring revenue. We are dedicated to creating a product that brings a touch of magic into the lives of our customers everyday and provides a meaningful alternative to the constant digital distractions that surround us everywhere.


HGTV
Take a look at this

Vestaboard sells its hardware and software directly to customers on our website, Amazon and via our B2B sales team, and we offer trade partner programs to businesses working in architecture, design, construction and systems integrations. We also work with select resellers that map to our overall strategy including the MoMA Design Store and Goop.

Vestaboard is making a difference in the lives of its customers.

TESTIMONIALS

> "Our Vestaboard has become a central point of inspiration and delight for my entire family."

PATRICIA DAO





> "Vestaboard was a dream purchase for The Wax Space...[It] has increased our member engagement on Instagram since it's such a fun photo op."

SAVANNAH YOUNG

> "Vestaboard helps make Campground the meeting place to create connections and conversation."

EMIL LANNE AND PETE JOHNSON



**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

Our mobile and cloud software powering Vestaboard created wide-reaching use cases and is scalable to future products.

Vestaboard's mobile and cloud software is easy to use. Our free software enables our customers to easily send and schedule messages for their loved ones, team members, or customers from anywhere in the world. We enable individual developers to use a cloud-based and local application programming interface (API) to control their Vestaboard in ways only limited by their imagination.


YOUR LATTE IS READY
FOR PICKUP, SARAH!
00:30

Vestaboard+, our optional paid subscription services, allows our customers to schedule and automate messages from over 350 sources of content, including live sports scores, news, weather, quotes, and creative ideas from our community of customers. In addition, Vestaboard+ has a suite of integrations with third-party applications from companies such as Google, Apple, Microsoft, Spotify, Sonos, Zapier, and Slack.


Vestaboard+
SONOS
31
01:00

We believe our software is critical to our business, and enables us to launch additional hardware and software products in the future that scale the business significantly with more customers and recurring revenue.

THE MARKET & OUR TRACTION

Delivering Strong Sales Growth and Customer Satisfaction

Vestaboard has shipped over 10,000 displays primarily in the U.S. with high customer satisfaction. In 2022 we introduced Vestaboard+, an optional subscription software service. In 2020, we recognized revenue of less than $1M, which grew to over $8M in sales in 2022. As we continue to grow our sales, we aim to capture a share of the projected $9 billion+ smart messaging display market and enhance more spaces with Vestaboard's unique flagship display and future products (Source).



$4,000,000
$3,000,000
$2,000,000
$1,000,000
IMPRESSIVE GROWTH
Vestaboard has seen
steady growth in sales
2020
2021
2022
2023

**This chart shows Vestaboard's quarterly sales. We use the terms sales and revenue differently, and track them differently. Sales represents the dollar value of sales of our products to customers at the time a customer purchases Vestaboard's products or services. We use sales as a measurement of whether we are growing demand for Vestaboard's products and services. Revenue represents the recognition of revenue from those sales when we actually deliver the product or service to the customer. Revenue does not always align with the timing of our sales.*

Our Q1 2023 Net Promoter Score (NPS) of 72 surpassed our 2022 NPS score of 64, and both scores place Vestaboard in the top quartile of technology companies, reflecting our commitment to quality and customer service (Source). Our customers often rave about our product on Instagram using #vestaboard.



VESTABOARD
00:23

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

Our innovative approach has also earned us industry recognition, including being named one of Fast Company's Top 10 most innovative consumer electronic companies of 2023 alongside industry giants Apple, LG, Samsung and T-Mobile. Vestaboard also won a Red Dot Design Award and an IDEA Silver Award, and has been featured in such publications as Tom's Guide, Popular Science, People Magazine, GQ and the Wall Street Journal.

WHY INVEST

Building Awareness and Demand Through Our Enthusiastic Customer Base & Launching New Products



Vestaboard has introduced a well-designed, high-end messaging display with many different use cases at home and work. Our vision is to continue to build the awareness and demand for the flagship Vestaboard by working with our enthusiastic customer base, building out our software offering and expanding our sales and marketing partnerships. We believe our flagship product as currently designed and recurring subscription software offering can be enjoyed by customers in its current form for many years.



With investment, we plan to fund the inventory needs we have for our flagship display, continue to invest into our software, and work on more affordable products that can expand our market reach substantially. We believe that by combining hardware and software we can establish a large scale business that is limited only by the number of walls on this planet.

With our exceptional team and commitment to great design, we plan to create a suite of messaging hardware and software that help our customers inspire others. Our goal is to build an extraordinary company and become a leader in a massive and growing smart display market.

ABOUT

HEADQUARTERS
380 Portage Avenue
Palo Alto, CA 94306

WEBSITE
View Site

Vestaboard is a patented, beautiful and high-visibility messaging display. The Company has crossed $10M+ in annual revenue & has shipped 10,000+ displays.

TEAM



Dorrian Porter
Founder and CEO

Dorrian is the founder and CEO. From 2000 to 2013 he co-founded, led and sold two software-as-a-service companies: HigherMarkets (now part of Jaegger) and Mozes (now part of Merkle). He began his career as a corporate attorney at Wilson Sonsini Goodrich & Rosati in Palo Alto and holds a JD/MBA from the University of Toronto and a Bachelor of Social Sciences from University of Ottawa.

Faiza Moore
Head of Product Design

Faiza was instrumental in the overall product design of Vestaboard. She has worked as a product designer for 20 years including at Amazon Lab126 and Dell and holds a Bachelor of Science in Mechanical Engineering from Georgia Institute of Technology.

Mark Confroy
Head of Software Product and Customer Experience

Mark oversees the end to end customer experience for Vestaboard, including oversight of our SaaS and mobile product direction, customer support and logistics. Mark began his career in the music industry including Sony BMG, Ticketmaster and worked with Dorrian at Mozes. He holds a degree in business administration from the University of North Carolina at Chapel Hill.

Aaron Clark
Head of Commercial Sales and Business Development

Aaron is responsible for all commercial sales and partnerships. Aaron worked at Citadon for five years before working with Dorrian at Mozes. After 6 years in senior leadership at Mozes he oversaw the integration of the Company after its sale, and led the business unit as part of the acquirer. He holds a Bachelor and Masters of Science from Minnesota State University, where he was a collegiate athlete in baseball and football.



Kristin Keeffe
Head of Marketing Programs

Kristin leads our efforts in the areas of promotions, events and programs. Kristin began her career as an attorney at Wilson Sonsini Goodrich & Rosati, worked with Dorrian at Mozes. Kristin holds a JD from Georgetown University Law Center and a Bachelor of Arts degree from Princeton University.



Tyson Cadenhead
Head of Software Engineering

Tyson has over 15 years experience as a software engineer and computer programmer, including as a VP of engineering and chief technology officer at several technology start-ups. He joined Vestaboard in September 2022 and is responsible for leading the software team across all aspects of the platform including full-stack development for the cloud, mobile and firmware. He holds a BA from Union University where he also studied digital media.



Ian Guyer
Head of Hardware and Manufacturing

Ian was the first employee of the Company at inception and was instrumental in the design and development of the product, and for taking the product from design into mass production alongside our partner factory. Ian began his career as a QA tester at Sony Computer Entertainment. He holds a BA from San Francisco State University.

TERMS

Vestaboard

Overview

PRICE PER SHARE
$2.92

VALUATION
$39.61M

DEADLINE
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL
$10k - $2.47M

Breakdown

MIN INVESTMENT
$511

OFFERING TYPE
Equity

MAX INVESTMENT
$99,998.32

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,424

SHARES OFFERED
Series Seed 3-B Preferred Stock

MAX NUMBER OF SHARES OFFERED
847,594

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

What is a Equity Offering?

Voting Rights of Securities Sold in this Offering

The shares you are purchasing in this offering contain no voting rights and also contain a grant of proxy. You will acknowledge that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities during the subscription process. Upon the Closing, an investor in the offering will appoint and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the undersigned's true and lawful proxy. Please review the offering materials for more details in the Company Securities section.

Investment Incentives

Early Platinum – Invest $10,000 or more by February 29 and receive 10% bonus shares, private updates about the Vestaboard product roadmap and a chance to order our next released product, when and if released, first.

Early Gold – Invest any amount between February 2nd, 2024, and February 14th, 2024, and receive 10% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

Early Silver – Invest any amount between February 15th, 2024, and February 21st, 2024, and receive 8% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

Early Bronze – Invest any amount between February 22nd, 2024, and February 29th, 2024, and receive 6% bonus shares, private updates about the Vestaboard product roadmap, and a chance to order our next released product, when and if released, first.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

ALL UPDATES

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REWARDS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video

Hi, I'm Dorrian Porter, the founder and CEO of Vestaboard. Vestaboard recorded over 10 million in revenue last year, and we have our sights set on even more growth in the coming years. Vestaboard is a product that gets customers to look up. Vestaboard is a messaging display comprising over 14,000 parts. At work, we see customers in a wide range of industries from hospitality to retail to education to health care. At home, our customers use our software to receive real time information or to access a thriving collection of content from us and our customers. We plan to invest a lot more into our software platform that provides a recurring source of value to our customers, and a recurring source of revenue to the company. We plan to build a more affordable version of Vestaboard that allows even more people to enjoy the magic we've created with the first one. And we believe we're building into a market that's only limited by the number of walls on this planet. We plan to build an extraordinary company with products that help our customers inspire others and we invite you to join us.

Video 1

Take a look at this board I have on the wall. Very cool piece of art. Kind of but check this out. What's happening? Stop it. That is so cool! As soon as you walk in, you could welcome the family. If they're having a special celebration, you could say happy anniversary. Happy birthday. You can write whatever you want. Okay. Okay. So what would you write for a guest? Oh, okay, I have the best one. Yeah. It's broken. It broke.

Video 2

We can always use a little inspiration. It may come in moments of play, in a job well done, or in the joy of serving others. We never really know when it'll pay us a visit, so it's best if we try to stay in the moment and be ready for whatever comes next. Vestaboard.

Video 3

Take enjoyment of Vestaboard to new levels with Vestaboard Plus. Curate and automate a new world of content for your Vestaboard with our optional service.

Sync Vestaboard with your favorite news sources, calendars, music, streaming services, stock and cryptocurrency portfolio, professional sports teams, weather reports, and more. Create and customize your own channels for your Vestaboard or submit to share with the larger Vestaboard Plus community. Browse and add channels across a growing diverse range of topics.

Temporarily mute messages to Vestaboard outside your regular quiet hours. Send the same content to multiple Vestaboard you manage simultaneously. Not sure where to start? Request a free video chat with our team to create an incredible stream of automated content that caters to your use case. No matter what your interests Vestaboard Plus gives you the content and tools to help get the favorite people in your life looking up.

Video 4

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VESTABOARD, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF AUGUST, A.D. 2023, AT 5:26 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5798155 8100
SR# 20233291773

Authentication: 204002118
Date: 08-18-23

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VESTABOARD, INC.

The undersigned, Dorrian Porter, hereby certifies that:

1. The undersigned is the duly elected and acting President of Vestaboard, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 5, 2015 under the name of Vestaboard, Inc.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

Article I

"The name of this corporation is Vestaboard, Inc. (the "Corporation").

Article II

The address of the Corporation's registered office in the State of Delaware is Vcorp Agent Services, Inc., 108 W. 13th St., Suite 100, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is Vcorp Agent Services, Inc.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 23,633,172 shares, each with a par value of $0.0001 per share. Of these, 15,430,000 shares shall be Common Stock and 8,203,172 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (the "Restated Certificate") may be issued from time to time in one or more series. Of the Preferred Stock, 8,203,172 shares shall be designated "Series Seed Preferred Stock," of which (i) 786,480 shares shall be designated "Series Seed 1-A Preferred Stock," (ii) 413,439 shares shall be designated "Series Seed 1-B Preferred Stock," (iii) 2,352,941 shall be designated "Series Seed 1-C Preferred Stock"; (iv) 198,258 shares of the Series Seed Preferred Stock shall be designated "Series Seed 2-C Preferred Stock"; (v) 3,519,700 shares shall be designated "Series Seed 3-A Preferred

Stock"; and 932,354 shares of the Series Seed Preferred Stock shall be designated "Series Seed 3-B Preferred Stock". The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1-C Preferred Stock and Series Seed 3-A Preferred Stock shall collectively be known as the "Voting Preferred Stock." The Series Seed 2-C Preferred Stock and the Series Seed 3-B Preferred Stock shall collectively be known as the "Non-Voting Preferred Stock." The rights, preferences, privileges and restrictions granted to and imposed on the Series Seed Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock and (iv) $1.70 per share for the Series Seed 2-C Preferred Stock; (v) $2.92 per share for the Series Seed 3-A Preferred Stock; and (vi) $2.92 per share for the Series Seed 3-B Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock; (iv) $1.70 per share for the Series Seed 2-C Preferred Stock, (v) $2.92 per share for the Series Seed 3-A Preferred Stock; and (vi) $2.92 per share for the Series Seed 3-B Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed Preferred Stock then held by them; plus any declared or accrued but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) an equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(d)(i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

(ii) **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(d)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2) If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(d)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(e) **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Restated Certificate, all notice periods or requirements in this Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock that are entitled to such notice rights.

(f) **Effect of Noncompliance.** In the event the requirements of Section 2(e) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series Seed 1 Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(e).

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Series Seed Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Section 4(c), each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock; (iv) $1.70 per share for the Series Seed 2-C Preferred Stock; (v) $2.92 per share for the Series Seed 3-A Preferred Stock; and (vi) $2.92 per share for the Series Seed 3-B Preferred Stock, by the Conversion Price applicable to such shares (the conversion rate for Preferred Stock into Common Stock is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be (i) $.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock; (iv) $1.70 per share for the Series Seed 2-C Preferred Stock; and (v) $2.92 per share for the Series Seed 3-A Preferred Stock; and (vi) $2.92 per share for the Series Seed 3-B Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided below in Section 6(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of the Voting Preferred Stock, voting together as a class.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Dividends.** In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(ii).

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Section 4(d):

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) **Dilutive Issues of Common Stock.**

(A) Special Definitions. For purposes of these provisions, the following definitions shall apply:

(B) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(1) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Article IV(2)(4)(d)**;** or

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(4) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(5) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation that do not exceed an aggregate of 2,000,000 shares of Common Stock (including shares underlying (directly or indirectly) any such Options or Convertible Securities); or

(6) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation that do not exceed an aggregate of 2,000,000 shares of Common Stock (including shares underlying (directly or indirectly) any such Options or Convertible Securities); or

(7) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(8) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the

Corporation that do not exceed an aggregate of 2,000,000 shares of Common Stock (including shares underlying (directly or indirectly) any such Options or Convertible Securities).

(C) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(iv) No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(v) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

(A) $CP = CP * (A + B) \div (A + C)$.

(B) For purposes of the foregoing formula, the following definitions shall apply:

(1) "CP" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(2) "CP" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP); and

(5) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(vi) **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the filing date of this Amended and Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(vii) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(viii) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 2 or this Section 4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(e) **No Fractional Shares and Certificate as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(f) **<u>Notices of Record Date</u>.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(g) **<u>Reservation of Stock Issuable Upon Conversion</u>.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(h) **<u>Notices</u>.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **<u>Voting Rights</u>.**

(a) The holders of record of the shares of the Voting Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed 1 Preferred Stock and/or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Voting Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Voting Preferred Stock shall vote together as a single class on all matters. For avoidance of doubt, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A shall vote together as a single class of Voting Preferred Stock on all matters. Each holder of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) The Non-Voting Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Non-Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Protective Provisions.** So long as at least 3,625,559 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of the originally issued Voting Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Voting Preferred Stock, voting together as a single class:

(a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock;

(b) decrease the number of authorized directors; or

(c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock.

7. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

(C) **Common Stock.**

1. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3. **Redemption.** The Common Stock is not mandatorily redeemable.

4. **Protective Provision.** The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

5. **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Article V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

Article VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Article VII

1. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

Article VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

The foregoing Second Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at San Francisco, California, on August 18, 2023.

Dorrian Porter, President

Exhibit G - Testing the Waters Materials

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Take $500 off your Vestaboard when you inquire below about investing $500 or more, and receive insider updates on our investment opportunity and product roadmap.

Inquire as an Investor

Vestaboard is a beautiful messaging display used by over 10,000 customers to inspire loved ones, team members and guests. Participate in our future growth by becoming an investor.

We have a three-part plan to build an extraordinary company:

- Scale our flagship product into the forecasted $6.6 billion smart display market, differentiated by design and software
- Grow our recurring revenue by continuing to build valuable and inspiring content on Vestaboard+
- Launch more affordable products to scale our customer base and our recurring revenue via our subscription software platform

We began shipping Vestaboard in 2020 and have grown our revenue from just under $1 million in 2020 to over $10 million thanks to our customers. We invite you to learn more about our plans to scale our flagship product, expand our software offering and to participate in the launch of future products.

Vestaboard is considering a Rule 506c offering and gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest.

Forms required to be filed by the SEC:

- Form C-AR 2021
- Form C-AR 2022
- Form C-AR 2023

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reddot winner 2021

VESTABOARD
Copyright © 2023, Vestaboard, Inc.

Dear Sulagna,

Thank you for being an investor in Vestaboard and one of our earliest backers. Below is an update for Q4 and the new year, and to provide information on a Regulation CF investment offer we plan to take live in the coming days!

We are inviting you to consider further investment by expressing your interest here. Additionally, as a special thank you, we're offering an exclusive $500 discount on your first Vestaboard (or a second for you or a friend) when you inquire about investment.

2023 highlights and milestones:

- In November, we crossed 10,000 Vestaboard displays shipped. We started to ship Vestaboard White as a permanent edition.
- Fast Company named us as one of the most innovative companies in the world, and among the top 10 most innovative consumer electronic companies alongside Apple, LG, T-Mobile and Samsung.
- We made the news with Rolling Stone, The Wall Street Journal, the Financial Times, and HGTV.
- We made tremendous progress on our software Vestaboard+, which now holds 350+ channels of automated content and integrations.

Our vision - We live in a world where people are looking down at their phones for too long. Our vision is to help bring all of us back to balance, emphasizing the thrill that comes with real-world interactions while inspiring the people around us.

Our growth - Since 2020, we've grown our revenue from less than $1 million in our first year of shipping to over $10 million. We are pursuing significantly more growth with our flagship Vestaboard and products we plan to develop and release in the future. Our software continues to evolve and serve our customers, including our optional service, Vestaboard+, which was adopted by over 70% of customers who activated their Vestaboard in 2023. Q4 2023 was our largest sales quarter ever and December 2023 was our largest month of sales.

Our current products and roadmap - We believe we've identified three strong product choices for future products in large markets, and that our unique approach to product design, existing manufacturing capabilities and software put us in a special position to expand our relationship with customers and open the door to selling products to a much larger audience.

We'll be releasing terms for the new investment offering shortly for you to review alongside business and financial summaries, proper disclosures, risk factors and other diligence information.

I am pleased to say that once again we plan to offer preferred stock, and at a price per share higher than we offered when you made your initial investment between 2020 and 2021. It has been a challenging several years, and we could have never made it to this point without your early backing.

This past week we sent an email to our 10,000+ customers inviting them to consider investing, and we have received over $3 million in expressed interest.

We invite you to back us a second time by inquiring about investing and making a reservation a second time.

Let me know if you'd like to discuss anything live or if you have any questions about the upcoming financing.

Best,
Dorrian Porter
Founder and CEO

Vestaboard is considering a Rule 506c offering and gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is non-binding.

Dorrian Porter
CEO, Vestaboard, Inc.
650-678-0664
linkedin.com/in/dorrianporter

Dear Pamela,

You've expressed interest in the past about investing in Vestaboard. I'm excited to share a few highlights from 2023 and invite you to be part of our future success. I invite you to participate with our customers in our latest investment opportunity.

2023 highlights and milestones:

- In November, we crossed 10,000 Vestaboard displays shipped. We started to ship Vestaboard White as a permanent edition.
- Fast Company named us as one of the most innovative companies in the world, and among the top 10 most innovative consumer electronic companies alongside Apple, LG, T-Mobile and Samsung.
- Featured in Rolling Stone, The Wall Street Journal, and more.
- Vestaboard+ software now offers 350+ channels of automated content.

Our vision: We live in a world where people are looking down at their phones for too long. Our vision is to help bring all of us back to balance, emphasizing the thrill that comes with real-world interactions while inspiring the people around us.

Why invest:

- Since 2020, we've grown our revenue from less than $1 million in our first year of shipping to over $10 million.
- Our software continues to evolve and serve our customers. Vestaboard+ was adopted by over 70% of customers who activated their Vestaboard in 2023.
- We are pursuing significantly more growth with our flagship Vestaboard and products we plan to develop and release in the future that will work with our recurring revenue software.

We believe we've identified three strong product choices for future products in large markets, and that our unique approach to product design, existing manufacturing capabilities and software put us in a special position to expand our relationship with customers and open the door to selling products to a much larger audience.

Your inquiry:

I would like to invite you to reconsider investing in Vestaboard, in a small or large way, by registering your interest on this inquiry page. This past week we sent an email inviting our customers to consider investing, and we have received over $3 million in expressed interest.

To thank you for your potential participation in our upcoming raise, we are offering you an exclusive $500 off your Vestaboard (or a second Vestaboard for you or a friend) when you use code SAVE500 at checkout. The code will expire 2/25/24.

I am excited to build an extraordinary company over the next decade and beyond, and welcome your participation. Please reply directly to me with any questions.

Best regards,
Dorrian Porter
Founder and CEO

Vestaboard is considering a Rule 506c offering and gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is non-binding.

Dorrian Porter
CEO, Vestaboard, Inc.
650-678-0664
linkedin.com/in/dorrianporter

Dear Kevin,

Thank you for previously expressing your non-binding commitment to invest in Vestaboard in 2023. We completed a private offering in August and I am pleased to say that we are inviting you to participate on the same terms.

We will be launching the opportunity to invest to you, our customers and other community members in the coming days.

As of now, your non-binding reservation amount is noted as follows: $1,000

If you wish to modify your reservation, please do so here, or let us know if you won't be participating. Your interest is greatly appreciated!

This past week we sent an email to our 10,000+ customers inviting them to consider investing, and we have received over $3 million in expressed interest.

2023 highlights and milestones:

- In November, we crossed 10,000 Vestaboard displays shipped. We started to ship Vestaboard White as a permanent edition.
- Fast Company named us as one of the most innovative companies in the world, and among the top 10 most innovative consumer electronic companies alongside Apple, LG, T-Mobile and Samsung.
- Featured in Rolling Stone, The Wall Street Journal, and more.
- Vestaboard+ software now offers 350+ channels of automated content.

Our vision: We live in a world where people are looking down at their phones for too long. Our vision is to help bring all of us back to balance, emphasizing the thrill that comes with real-world interactions while inspiring the people around us.

Why invest:

- Since 2020, we've grown our revenue from less than $1 million in our first year of shipping to over $10 million.
- Our software continues to evolve and serve our customers, including our paid optional service, Vestaboard+, which was adopted by over 70% of customers who activated their Vestaboard in 2023.
- We are pursuing significantly more growth with our flagship Vestaboard and products we plan to develop and release in the future, which we plan to work alongside our core and subscription-based software offerings.

Exclusive Offer:

To thank you for your potential participation in our upcoming raise, we are offering you an exclusive $500 off your Vestaboard (or a second Vestaboard for you or a friend) when you use code SAVE500 at checkout. The code will expire 2/25/24.

I am excited to build an extraordinary company over the next decade and beyond, and welcome your participation. Please feel free to reply directly to me with any questions.

Best,
Dorrian Porter
Founder and CEO

Vestaboard is considering a Rule 506c offering and gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is non-binding.

VESTABOARD

It has been amazing to watch our customers use Vestaboard in so many inspiring ways, both at home and at work.

As we enter into what I believe will be an exciting inflection point for us, I am excited to provide you with this important update about the future of Vestaboard and our product roadmap. I also invite you to participate with other customers in investing in Vestaboard.

2023 highlights and milestones:

- In November, we crossed 10,000 Vestaboard displays shipped. We started to ship Vestaboard White as a permanent edition.
- Fast Company named us as one of the most innovative companies in the world, and among the top 10 most innovative consumer electronic companies alongside Apple, LG, T-Mobile and Samsung.
- We made the news with Rolling Stone, The Wall Street Journal, the Financial Times, and HGTV.
- We made tremendous progress on our software Vestaboard+, which now holds 350+ channels of automated content and integrations.

Where we have been and where we are going

We live in a world where people are looking down at their phones for too long. Our vision is to help bring all of us back to balance, emphasizing the thrill that comes with real-world interactions while inspiring the people around us. We want you to get behind us.

We expect Vestaboard to remain our flagship for many years, and we are now working to create complementary (and more affordable) products to realize the full possibilities of our business. Over the coming year, we plan to develop new products as magical as the flagship.

It took us over 4 years of research and development to design and ship Vestaboard, and just as we were set to start production in 2020 the world changed dramatically as a result of the pandemic. That summer, we invited our then 2,000 customers to join as investors and the response was tremendous.

Here are some of the reasons we invite you to join them:

Our growth. Since 2020, we've grown our revenue from less than $1 million in our first year of shipping to over $10 million. We are pursuing significantly more growth with our flagship Vestaboard and products we plan to develop and release in the future. Our software continues to evolve and serve our customers, including our optional service, Vestaboard+, which was adopted by over 70% of customers who activated their Vestaboard in 2023.

Our current products and roadmap. We believe we've identified three strong product choices for future products in large markets, and that our unique approach to product design, existing manufacturing capabilities and software put us in a special position to expand our relationship with customers and open the door to selling products to a much larger audience.

You'll get preferred stock at the same price that existing investors recently agreed to. We'll be releasing terms this week for you to review alongside business and financial summaries, proper disclosures, risk factors and other diligence information.

Preferred stock means preferred stockholders must at least see their investment returned before common stockholders, including me, can receive their stock proceeds. When I see a company "crowdfunding" investment, I am disappointed that so many companies offer common stock while their existing investors enjoy the benefits of preferred stock. I want to change that model when our customers invest.

You can inquire about the opportunity to invest at this page and we expect materials to follow in the coming days.

I am excited to build an extraordinary company over the next decade and beyond, and welcome your participation. Please feel free to reply directly to me with any questions.

Best regards,
Dorrian Porter
Founder and CEO

Vestaboard is considering a Rule 506c offering and gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is non-binding.

VESTABOARD

reddot winner 2021

FAST COMPANY MOST INNOVATIVE COMPANIES 2023

INTERNATIONAL DESIGN EXCELLENCE AWARDS WINNER 2023

Visit the Vestaboard Newsroom for more.

Questions? Visit the Help Center or email support@vestaboard.com.

Vestaboard, Inc., 1300 El Camino Real, Suite 100, Menlo Park, CA 94025, USA, 615-212-9338

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